Exhibit 99.1

WiMi Hologram Cloud Inc. Announces the Result of Annual General Meeting

BEIJING, July 10, 2020

WiMi Hologram Cloud Inc. (Nasdaq: WIMI) ("WiMi" or the "Company"), a leading AR services provider in China, today announced the result of the Company’s annual general meeting of shareholders (the “Annual Meeting”), which was held on July 10, 2020 at  No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing, the People’s Republic of China, at 10:00 a.m., Beijing Time.

As of June 10, 2020, the record date for the Annual Meeting, there were (i) 20,115,570 Class A ordinary shares and (ii) 98,333,843 Class B ordinary shares (including 9,838,280 Class B ordinary shares underlying the ADSs) that were issued and outstanding. At the Annual Meeting, 20,155,700 Class A ordinary shares and 88,700,201 Class B ordinary shares, collectively representing approximately 96.8% of the voting power of the shares entitled to vote at the Annual Meeting, were represented in person or by proxy, and therefore a quorum was present for the transaction of business. The Company’s shareholders approved the Company’s 2020 Equity Incentive Plan (the “2020 Plan”), and the issuance of shares pursuant to the 2020 Plan.

For more information on the proposal described below, please refer to the Company's proxy form dated June 12, 2020.

The voting result for the proposal voted upon is as follows:

Proposal: the approval of the 2020 Equity Incentive Plan and the issuance of shares pursuant to the 2020 Plan

For	Against	Abstain
278,982,374	10,111,745	761,782

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

For more information, please visit http://ir.wimiar.com/.